SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 54)

Pershing Gold Corporation
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

715302105
(CUSIP Number)

Barry Honig 555 South Federal Highway #450 Boca Raton, FL 33432
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 715302105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

US

NUMBER OF	7	SOLE VOTING POWER:
SHARES		38,167,414(1)
BENEFICIALLY	8	SHARED VOTING POWER:
OWNED BY		76,342,117 (2)
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING		38,167,414 (1)
PERSON	10	SHARED DISPOSITIVE POWER:
WITH		76,342,117 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
114,509,532 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.41% (based on 351,996,041 shares of Common Stock issued and outstanding as of November 10, 2014)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Includes (i) 21,267,964 shares of common stock held by Mr. Honig, (ii) options to purchase 13,400,000 shares of common stock held for the account of Mr. Honig which may be exercised within 60 days, (iii) 652 shares of Series E Preferred Stock held by Mr. Honig which may be converted in to 2,305,286 shares of common stock, and (iv) warrants to purchase 1,194,164 shares of common stock. All beneficial ownership numbers and percentages exclude unvested 1,000,000 shares of the Restricted Stock Award issued to Mr. Honig on June 18, 2012 by the Issuer and which would not vest within 60 days.

(2) Includes (i) 27,667,314 shares of common stock, (ii) 7,076,225 warrants to purchase shares of common stock, and (iii) 4,230 shares of Series E Preferred Stock which may be converted in to 14,956,072 shares of common stock held by GRQ Consultants, Inc. 401K (“GRQ 401K”); 993,908 shares of common stock held by GRQ Consultants, Inc. (“GRQ Consultants”); (i) 13,057,301 shares of common stock, (ii) 2,070 shares of Series E Preferred Stock which may be converted in to 7,318,929 shares of common stock, and (iii) warrants to purchase 2,020,918 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“GRQ Roth 401K”) and (i) 500,000 shares of common stock, (ii) 581 shares of Series E Preferred Stock which may be converted in to 2,054,250 shares of common stock and (iii) warrants to purchase 697,200 shares of common stock held by GRQ Consultants, Inc. Defined Benefit Plan (“GRQ Defined Plan”). Mr. Honig is the trustee of GRQ 401K, GRQ Roth 401K and GRQ Defined Plan and President of GRQ Consultants, and, in such capacity, has voting and dispositive power over the securities held by such entities.

CUSIP No. 715302105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GRQ Consultants, Inc. 401K
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF	7	SOLE VOTING POWER:
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER:
OWNED BY		49,699,611 (1)
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER:
WITH		49,699,611 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
49,699,611 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.29% (based on 351,996,041 shares of Common Stock issued and outstanding as of November 10, 2014)
14	TYPE OF REPORTING PERSON (See Instructions)

OO

(1) Includes (i) 27,667,314 shares of common stock, (ii) 7,076,225 warrants to purchase shares of common stock, and (iii) 4,230 shares of Series E Preferred Stock which may be converted in to 14,956,072 shares of common stock held by GRQ Consultants, Inc. 401K (“GRQ 401K”). Mr. Honig is the trustee of GRQ 401K, and, in such capacity, has voting and dispositive power over securities held by such entity.

CUSIP No. 715302105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GRQ Consultants, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

NUMBER OF	7	SOLE VOTING POWER:
SHARES
BENEFICIALLY	8	SHARED VOTING POWER:
OWNED BY		993,908 (1)
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER:
WITH		993,908 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
993,908 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.28% (based on 351,996,041 shares of Common Stock issued and outstanding as of November 10, 2014)
14	TYPE OF REPORTING PERSON (See Instructions)

CO

(1) Includes 993,908 shares of common stock. Mr. Honig is the President of GRQ Consultants, Inc. (“GRQ Consultants”), and, in such capacity, has voting and dispositive power over the securities held by GRQ Consultants.

CUSIP No. 715302105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GRQ Consultants, Inc. Roth 401K FBO Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

NUMBER OF	7	SOLE VOTING POWER:
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER:
OWNED BY		22,397,148 (1)
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER:
WITH		22,397,148 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,397,148 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.20% (based on 351,996,041 shares of Common Stock issued and outstanding as of November 10, 2014)
14	TYPE OF REPORTING PERSON (See Instructions)

OO

(1) Includes (i) 13,057,301 shares of common stock, (ii) 2,070 shares of Series E Preferred Stock which may be converted in to 7,318,929 shares of common stock, and (iii) warrants to purchase 2,020,918 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“GRQ Roth 401K”). Mr. Honig is the trustee of GRQ Roth 401K, and, in such capacity, has voting and dispositive power over securities held by such entity.

CUSIP No. 715302105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GRQ Consultants, Inc. Defined Benefit Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

NUMBER OF	7	SOLE VOTING POWER:
SHARES
BENEFICIALLY	8	SHARED VOTING POWER:
OWNED BY		3,251,450 (1)
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER:
WITH		3,251,450 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,251,450 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.92% (based on 351,996,041 shares of Common Stock issued and outstanding as of November 10, 2014)
14	TYPE OF REPORTING PERSON (See Instructions)

OO

(1) Includes (i) 500,000 shares of common stock, (ii) 581 shares of Series E Preferred Stock which may be converted in to 2,054,250 shares of common stock and (iii) warrants to purchase 697,200 shares of common stock held by GRQ Consultants, Inc. Defined Benefit Plan (“GRQ Defined Plan”). Mr. Honig is the trustee of GRQ Defined Plan, and, in such capacity, has voting and dispositive power over securities held by such entity.

Explanatory Note:

In addition to reporting the recent transactions of the Reporting Persons (as defined below), this Amendment No. 54 to Schedule 13D also reflects the adjustment to the related number of shares of common stock underlying the Series E Convertible Preferred Stock (“Series E Preferred”) and, to the extent applicable, amends the Reporting Persons’ prior amendments on Schedule 13D/A in connection therewith, filed with the SEC on January 6, 2015 held by GRQ 401K (as defined below) from 14,954,465 shares to 14,956,072 shares.

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.0001 per share (the "Common Stock"), of Pershing Gold Corporation, a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1658 Cole Boulevard, Building 6-Suite 210, Lakewood, CO 80401.

Item 2. Identity and Background

(a) This statement is being filed by Barry Honig, GRQ Consultants, Inc. 401K (“GRQ 401K”), GRQ Consultants, Inc. (“GRQ Consultants”), GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“GRQ Roth 401K”), GRQ Consultants, Inc. Defined Benefit Plan (“GRQ Defined Plan”, and collectively, the “Reporting Persons”).

(b) The Reporting Persons’ business address is 555 South Federal Highway #450, Boca Raton, FL 33432.

(c) N/A

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) United States/Florida

Item 3. Source and Amount of Funds or Other Considerations

All shares were purchased with the Reporting Persons’ personal funds or working capital.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Persons have been acquired for investment purposes only.  Except as set forth above, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a)  Mr. Honig beneficially owns 114,509,532 shares or 28.41% of the Issuer’s common stock, including (i) 21,267,964 shares of common stock held by Mr. Honig, (ii) options to purchase 13,400,000 shares of common stock held for the account of Mr. Honig which may be exercised within 60 days, (iii) 652 shares of Series E Preferred Stock held by Mr. Honig which may be converted in to 2,305,286 shares of common stock, and (iv) warrants to purchase 1,194,164 shares of common stock; (i) 27,667,314 shares of common stock, (ii) 7,076,225 warrants to purchase shares of common stock, and (iii) 4,230 shares of Series E Preferred Stock which may be converted in to 14,956,072 shares of common stock held by GRQ 401K; 993,908 shares of common stock held by GRQ Consultants; (i) 13,057,301 shares of common stock, (ii) 2,070 shares of Series E Preferred Stock which may be converted in to 7,318,929 shares of common stock, and (iii) warrants to purchase 2,020,918 shares of common stock held by GRQ Roth 401K and (i) 500,000 shares of common stock, (ii) 581 shares of Series E Preferred Stock which may be converted in to 2,054,250 shares of common stock and (iii) warrants to purchase 697,200 shares of common stock held by GRQ Defined Plan. Mr. Honig is the trustee of GRQ 401K, GRQ Roth 401K and GRQ Defined Plan and President of GRQ Consultants, and, in such capacity, has voting and dispositive power over the securities held by such entities. All beneficial ownership numbers and percentages exclude unvested 1,000,000 shares of the Restricted Stock Award issued to Mr. Honig on June 18, 2012 by the Issuer and which would not vest within 60 days.

(b)  Mr. Honig may be deemed to hold sole voting and dispositive power over 38,167,414 shares of the Issuer’s common stock (1) and shares voting and dispositive power over 76,342,117 shares of common stock (2).

GRQ 401K may be deemed to hold shared voting and dispositive power over (i) 27,667,314 shares of common stock, (ii) 7,076,225 warrants to purchase shares of common stock, and (iii) 4,230 shares of Series E Preferred Stock which may be converted in to 14,956,072 shares of common stock.

GRQ Consultants may be deemed to hold shared voting and dispositive power over 993,908 shares of common stock.

GRQ Roth 401K may be deemed to hold shared voting and dispositive power over (i) 13,057,301 shares of common stock, (ii) 2,070 shares of Series E Preferred Stock which may be converted in to 7,318,929 shares of common stock, and (iii) warrants to purchase 2,020,918 shares of common stock.

GRQ Defined Plan may be deemed to hold shared voting and dispositive power (i) 500,000 shares of common stock, (ii) 581 shares of Series E Preferred Stock which may be converted in to 2,054,250 shares of common stock and (iii) warrants to purchase 697,200 shares of common stock by GRQ Defined Plan.

(c)  On January 27, 2015, GRQ Roth 401K purchased 330,000 shares of the Issuer’s common stock at $0.33 per share.

(d)  To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 114,509,532 shares of common stock reported in Item 5(a).

(e) Not applicable.

(1) Includes (i) 21,267,964 shares of common stock held by Mr. Honig, (ii) options to purchase 13,400,000 shares of common stock held for the account of Mr. Honig which may be exercised within 60 days, (iii) 652 shares of Series E Preferred Stock held by Mr. Honig which may be converted in to 2,305,286 shares of common stock, and (iv) warrants to purchase 1,194,164 shares of common stock. All beneficial ownership numbers and percentages exclude unvested 1,000,000 shares of the Restricted Stock Award issued to Mr. Honig on June 18, 2012 by the Issuer and which would not vest within 60 days.

(2) Includes (i) 27,667,314 shares of common stock, (ii) 7,076,225 warrants to purchase shares of common stock, and (iii) 4,230 shares of Series E Preferred Stock which may be converted in to 14,956,072 shares of common stock held by GRQ 401K; 993,908 shares of common stock held by GRQ Consultants; (i) 13,057,301 shares of common stock, (ii) 2,070 shares of Series E Preferred Stock which may be converted in to 7,318,929 shares of common stock, and (iii) warrants to purchase 2,020,918 shares of common stock held by GRQ Roth 401K and (i) 500,000 shares of common stock, (ii) 581 shares of Series E Preferred Stock which may be converted in to 2,054,250 shares of common stock and (iii) warrants to purchase 697,200 shares of common stock held by GRQ Defined Plan. Mr. Honig is the trustee of GRQ 401K, GRQ Roth 401K and GRQ Defined Plan and President of GRQ Consultants, and, in such capacity, has voting and dispositive power over the securities held by such entities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement with GRQ Consultants, Inc. 401K, GRQ Consultants, Inc., GRQ Consultants, Inc. Roth 401K FBO Barry Honig and GRQ Consultants, Inc. Defined Benefit Plan*

* Previously filed

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2015	/s/ Barry Honig
Barry Honig

Dated: February 3, 2015	GRQ CONSULTANTS, INC. 401K

	By:	/s/ Barry Honig
Barry Honig

Dated: February 3, 2015	GRQ CONSULTANTS, INC.

	By:	/s/ Barry Honig
Barry Honig, President

Dated: February 3, 2015	GRQ CONSULTANTS, INC. ROTH 401K FBO BARRY HONIG

	By:	/s/ Barry Honig
Barry Honig

Dated: February 3, 2015	GRQ CONSULTANTS, INC. DEFINED BENEFIT PLAN

	By:	/s/ Barry Honig
Barry Honig

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement with GRQ Consultants, Inc. 401K, GRQ Consultants, Inc., GRQ Consultants, Inc. Roth 401K FBO Barry Honig and GRQ Consultants, Inc. Defined Benefit Plan *

* Previously filed